Exhibit 99.2

ADVANTAGE ENERGY INCOME FUND

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF UNITHOLDERS

to be held July 9, 2009

NOTICE IS HEREBY GIVEN that, pursuant to an order (the “Interim Order”) of the Court of Queen’s Bench of Alberta dated June 5, 2009, an annual general and special meeting (the “Meeting”) of the holders (“Unitholders”) of trust units (“Trust Units”) of Advantage Energy Income Fund (“Advantage” or the “Trust”) will be held in the Wildrose North Room at the Sheraton Suites Calgary Eau Claire, 255 Barclay Parade S.W., Calgary, Alberta on July 9, 2009, at 9:00 a.m. (Calgary time) for the following purposes:

(a)	to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix “C” to the accompanying information circular and proxy statement of Advantage dated June 5, 2009 (the “Information Circular”), to approve a plan of arrangement under Section 193 of the Business Corporations Act (Alberta) (the “Arrangement”), all as more particularly described in the Information Circular;

(b)	to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular, to approve a new restricted share/unit performance incentive plan, all as more particularly described in the Information Circular and a copy of which is set forth in Appendix “H” to the Information Circular;

(c)	to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular, to approve a new shareholder/unitholder rights plan, all as more particularly described in the Information Circular and a copy of which is set forth in Appendix “I” to the Information Circular;

(d)	to receive and consider the consolidated comparative financial statements of the Trust for the year ended December 31, 2008, together with the auditors’ report thereon;

(e)	to re-appoint Computershare Trust Company of Canada as trustee of the Trust;

(f)	to fix the number of directors of AOG to be elected at the Meeting at nine (9) members;

(g)	to elect directors of AOG;

(h)	to appoint auditors of the Trust and to authorize the directors to fix their remuneration as such; and

(i)	to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Specific details of the matters to be put before the Meeting are set forth in the Information Circular.

The record date (the “Record Date”) for determination of Unitholders entitled to receive notice of and to vote at the Meeting is May 26, 2009.

Only Unitholders whose names have been entered in the register of Trust Units on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting. Holders of Trust Units who acquire Trust Units after the Record Date will not be entitled to vote such Trust Units at the Meeting.

Each Trust Unit outstanding on the Record Date is entitled to one vote at the Meeting.

A Unitholder may attend the Meeting in person or may be represented by proxy. Unitholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, the proxy must be received by Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, by no later than 4:30 p.m. (Calgary time) on Tuesday, July 7, 2009 or the second last business day immediately preceding any adjournment of the Meeting.

A proxyholder has discretion under the accompanying form of proxy to consider a number of matters relating to the Arrangement that are not yet determined. Holders of Trust Units who are planning on returning the accompanying form of proxy are encouraged to review the Information Circular carefully before submitting the proxy form.

Registered holders of Trust Units have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement Resolution becomes effective, to be paid the fair value of their Trust Units in accordance with the provisions of Section 191 of the Business Corporations Act (Alberta) and the Interim Order. A Unitholder’s right to dissent is more particularly described in the Information Circular, and the text of Section 191 of the Business Corporations Act (Alberta) and the Interim Order are set forth in Appendices “J” and “B”, respectively, to the Information Circular. A dissenting Unitholder must send to Advantage, c/o its counsel, Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention: Daniel J. McDonald, Q.C., a written objection to the Arrangement Resolution, which written objection must be received by 4:00 p.m. on the last business day immediately preceding the date of the Meeting or any adjournment thereof.

Failure to strictly comply with the requirements set forth in Section 191 of the Business Corporations Act (Alberta), as modified by the Interim Order, may result in the loss of any right to dissent. Persons who are beneficial owners of Trust Units registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of Trust Units are entitled to dissent. Accordingly, a beneficial owner of Trust Units desiring to exercise the right to dissent must make arrangements for the Trust Units beneficially owned by such holder to be registered in such holder’s name prior to the time the written objection to the Arrangement Resolution is required to be received by Advantage or, alternatively, make arrangements for the registered holder of such Trust Units to dissent on behalf of the holder.

Dated at the City of Calgary, in the Province of Alberta, this 5th day of June, 2009.

BY ORDER OF THE BOARD OF DIRECTORS OF ADVANTAGE OIL & GAS LTD.

(signed) “Andy Mah”
Andy Mah, Chief Executive Officer
Advantage Oil & Gas Ltd., the administrator of Advantage Energy Income Fund

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